EXHIBIT 99.1




                Bezeq The Israel Telecommunication Corp. Limited
                ------------------------------------------------

                                                                       4.26.2010

To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority


                                Immediate Report
                                ----------------


         Acquisition of Shares in Walla! Communications Ltd. ("Walla!")


Tel Aviv, Israel - April 26, 2010 - Bezeq - The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel's leading telecommunications provider, announced that on March 18th, 2010, its wholly-owned subsidiary Bezeq International, Ltd. ("Bezeq International") exercised its right of first refusal on Walla! shares held by Ha'aretz Newspaper Publishing, Ltd. ("Ha'aretz"), reflecting the acquisition of 14,807,939 ordinary shares of Walla! from Ha'aretz, at NIS 6 per share for a total consideration of approximately NIS 88.8 million. The portion of the acquired shares which would bring Bezeq International's stake in Walla! beyond 44.99% will be placed in a blind trust.

Yesterday, after all conditions for the transaction were met, Bezeq announced the completion of the transaction, whereby Bezeq International acquired through an off-exchange transaction 14,807,939 ordinary shares of Walla! from Ha'aretz. Upon the receipt of the acquired shares, Bezeq International transferred 9,902,467 of these shares to a trustee who will hold them in a blind trust. Therefore, following this transfer of shares Bezeq International holds 20,468,231 shares representing 44.99% of Walla!'s issued and paid up share capital.


About Walla! Communications Ltd.
--------------------------------

Walla! (TASE: WALA) was founded in 1995 as Israel's first online website directory. The Company operates a leading Israeli internet portal, while managing a wide range of online services. Walla!, one of Israel's leading content websites, serves a community of more than 5 million monthly users in Israel and abroad.

About Bezeq - The Israel Telecommunication Corp.
------------------------------------------------

Bezeq is Israel's leading telecommunications service provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.



Investor Relations Contact:                           Media Relations Contact:
---------------------------                           ------------------------
Mr. Naftali Sternlicht                                Mr. Guy  Hadass
Bezeq                                                 Bezeq
Phone: +972 2 539 5441                                Phone: +972 3 626 2600
E-Mail:  ir@bezeq.co.il                               E-Mail:  dover@bezeq.co.il



                                Bezeq The Israel Telecommunication Corp. Limited